UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10 - SB/A



       GENERAL FORM FOR REGISTRATION OF SEURITIES OF MALL BUSINESS ISSUERS Under
        Section 12(b) or (g) of the Securities Exchange Act of 1934



                            Yankee Dynamo Steel, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                Nevada                                 88-0408142
    -------------------------------       -------------------------------
    (State or other jurisdiction of    (I.R.S. Employer Identification Number)
     incorporation or organization)


11 Woodlawn Terrace, Huntington, Connecticut                06484
--------------------------------------------        ------------------------
 (Address of principal executive offices)                (zip code)


Issuer's telephone number: (203) 929-2892
                           ----------------

Securities to be registered under section 12(b) of the Act:


    Title of Each Class                      Name on each exchange on which
    to be so registered                      each class is to be registered

----------------------------------       --------------------------------------


----------------------------------       --------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 5,546,050 issued and outstanding as of April 15, 1999.

                                    Part F/S


Item 1.  Financial Statements

The following documents are filed as part of this report:

  a)     Yankee Dynamo Steel, Inc.                                                              Page

         Report of James E. Slayton, CPA                                                         F-1

         Balance Sheet as of February 25, 1999                                                   F-2

         Statement of Operations for the period from November 2, 1998 through February
         25, 1999                                                                                F-3

         Statement of Stockholder's Equity for the period from November 2, 1998 through
         February 25, 1999                                                                       F-4

         Statement of Cash Flows for the period from November 2, 1998 through February 25,
         1999                                                                                    F-5

         Notes to Financial Statements                                                           F-6

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2.  Changes  In  and  Disagreements  With  Accountants  on  Accounting  and
Financial Disclosure

         None - Not Applicable.


         James E. Slayton
         3607 WEST MARKET STREET
         Suite 208
         AKRON, OHIO 44333

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                             February 25, 1999
Ukraine Business Corporation (The Company)
Las Vegas, Nevada 89102

          I have audited the Balance Sheet of Ukraine Business Corporation .(A Development Stage Company), as of February 25, 1999 and the related Statements of Operations, Stockholders' Equity and Cash Flo for the period November 2, 1998 to February 25, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ukraine Business Corporation, (Development State Company), at February 25, 1999, and the results of its operations and cash flows for the period November 2, 1998 to February 25, 1999, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

James E. Slayton, CPA
Ohio License ID# 04-1-15582

                          Ukraine Business Corporation
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                February 25, 1999

    ASSETS

Current Asset
                                                                       14511.00

Cash in Bank                                                               0.00
                                                                     ----------
Other Current Assets                                                  14511. 00


Total Current Assets

OTHER ASSETS
Investment In Svetlovodsk Corporation                                 470000.00
Organization Costs not of Amortization                                   369.00
                                                                     ----------
Total Other Assets                                                    470369.00
TOTAL ASSETS                                                          484880.00
                                                                     ==========
    LIABILITIES & EQUITY
    EQUITY
Capital Stock                                                           5426.00
Additional paid In capital                                            525984.00
Retained Earnings                                                     (46530.00)
                                                                     ----------
Total Stockholders' Equity                                           48,4880.00
    TOTAL LIABILITIES & OWNER'S EQUITY                                484880.00
                                                                     ==========

           See accompany notes to financial statements & audit report

                          Ukraine Business Corporation
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
               November 2, 1998 (Inception) to February 25, 1999

   REVENUE
Services                                                                 0.00
   COSTS AND EXPENSES
Selling, General and Administrative                                  46504.00
Amortization of Organization Costs                                      26.00
                                                                    ---------
            Total-Costs and Expenses                                 46530,00
                                                                    ---------
                             Net Ordinary Income or (Loss)          (46530.00)
                                                                    =========

Weighted average
number of common
shares outstanding                                                  5,426.050
   Net Logs
   Per Share                                                          (0.0086)

           See accompany notes to financial statements & audit report

                          Ukraine Business Corporation
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
                        November 2, 1998, (Inception) to
                               February 25, 1999.

                                                                                  Deficit
                                                                                accumulated
                                                                Additional        during
                                     Common Stock                paid-in        development
                                   Shares          Amount        capital          stage
                                   --------------  ------       ----------      -----------

November 3, 1998
issued for cash                   2,180,000      2,180.00        5,415.00

December 3, 1998                    216,050        216.00       64,599.00
Issued for cash

December 17,1998                     30,000         30.00        8,970.00
Issued for cash

Net loss
November 2, 1998
(Inception) to
February 23, 1999                                                              (46,530.00)

February 26, 1999
Issued per asset purchase
agreement                         3.000,000      3,000.00      447,000.00
                                  ---------     ---------     -----------     -----------

Balance
February 25, 1999                 5.426,050     $5,426.00     $525,984.00     ($46,530.00)
                                  =========     =========     ===========     ===========

           See accompany notes to financial statements & audit report

                          Ukraine Business Corporation
                          (A Development Stage Company)

                            STATEMENT OF CASH FLOWS.
                                   FOR PERIOD
               November 2, 1998, (Inception) to February 25, 1999



CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers                                      0.00
                                                                --------
             Not Cash provided by Operating Activities                             0.00
  Cash paid to suppliers and employees                          46530.00
  Increase In current assets                                        0.00
  Increase in other assets                                        369.00
                                                                --------
             Cash disbursed for Operating Activities                           46899.00
                                                                               --------
             Net cash flow provided by operating activities                   (46899.00)
CASH FLOWS FROM INVESTING ACTIVITIES
    Deposit an Asset Purchase Agreement                         20000.00
                                                                --------

             Net cash used by Investing activities                            (20000.00)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                       81410.00
                                                                --------
             Net cash provided by financing activities                         81410.00
             Net increase (decrease) In cash                                   14511.00
             Cash and cash equivalents, February 25, 1999                          0.00
             Cash and cash equivalents, end of year                            14511.00

           See accompany notes to financial statements & audit report

                          Ukraine Business Corporation
                          (A Development Stage Company)

                          NOTE TO FINANCIAL STATEMENTS
                          ----------------------------
                                February 25, 1999

NOTE I - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized November 2, 1998, under the laws of the State of Nevada, as Ukraine Business Corporation (the Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

         On November 3, 1998, the company issued 2,180,000 Shares of its $.001 Par value common stock for cash of $7,595.00. On December 3, 1998, the company conducted a limited public offering of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933 and sold 216,050 shares of its $.001 Par value common stock for cash of $64,815.00. On December 17, 1998, the company issued 30,000 shares of its $.001 Par value common stock for cash of $9,000.00.

          On February 25, 1999, the Company issued 3,000,000 shares of its $.001 Par value common stock in an asset purchase agreement with Uglefrtprom Ltd., a Bahamas corporation. The 3,000,000 shares of stock were valued at $450,000.00. Management based this valuation on $.15 per share. Management reduced the last issue price of $30 on December 17, 1999 to $.15 based the stock being restricted for one year.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

         Accounting polices and procedures have not been determined except as follows:

         1. The Company uses the accrual method of accounting.

         2. The cost of organization, $395.00, is being amortized over a period of 60 months (November 2, 1998 through October 31, 2003)

         3, Earnings per share is computed using the weighted average number of shares of common stock outstanding.

         4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

         5. The Company has adopted the cost method of accounting for its investment in Svetlovodsk Corporation.

NOTE 3 - GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has entered into an asset purchase agreement which will provide a revenue stream.

                          Ukraine Business Corporation
                         (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                February 25, 1999

NOTE 4 - RELATED PARTY TRANSACTION

         The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Yankee Dynamo Steel, Inc.
--------------------------------------------------------------------------------
                                  (Registrant)

Date: April 27, 1999
      --------------

By:   /s/ David Beatty
      ----------------
      David Beatty, Chairman of the Board, President and Chief Executive Officer
      --------------------------------------------------------------------------

By:   /s/ Paul Waters
      ---------------
      Paul Waters, Director, Vice President, CFO, Secretary/Treasurer
      --------------------------------------------------------------------------